October 16, 2013

ATTORNEYS AT LAW

777 East Wisconsin Avenue, Suite 3800

Milwaukee, Wisconsin 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com Email

CLIENT/MATTER NUMBER

068916-0116

Via EDGAR System

Mr. Jeff Long

Mr. Vince DiStefano

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leuthold Funds, Inc. (File Nos. 033-96634 and 811-09094) Registration Statement on Form N-14 (No. 333-191188) Filed September 16, 2013

Ladies and Gentlemen:

On behalf of our client, Leuthold Funds, Inc. and two of its series, the Leuthold Asset Allocation Fund and the Leuthold Core Investment Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement referenced above (the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

As requested, the Funds will file a pre-effective amendment to respond to the Staff’s comments, and will file the auditors’ consent and form of opinion of Foley & Lardner LLP regarding tax matters with that pre-effective amendment. If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.       In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and
•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

October 16, 2013

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.      When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Registration Statement

3.      The tax disclosure refers to the possibility that portfolio holdings will be sold off in the ordinary course following the reorganization. If the Funds know which portfolio securities will be sold off, then they need to provide capital gain estimates for those shares.

Response:  The Funds confirm that they do not presently know which portfolio securities will be sold off, in the ordinary course of business, following the consummation of the reorganization.

4.      Update the fee and expense table to be as of September 30, 2012.

Response:  The Funds have updated the fee and expense table to be as of September 30, 2012.

5.      In the column headings for the pro-forma information, please use the name of the Funds.

Response:  The Funds have revised this disclosure to use the names of the Funds in the columns containing the pro forma information.

6.      Show share adjustments in the capitalization table.

Response:  The Funds have revised this disclosure to show share adjustments in the capitalization table.

7.      Revise the pro forma Annual Fund Operating Expenses to reflect the numbers for the year ended September 30, 2012.

Response:  The Funds have revised this disclosure to reflect the numbers for the year ended September 30, 2012.

October 16, 2013

8.      Describe why the Acquisition is in the best interests of the Fund. If applicable, provide numbers supporting any such assertions, and describe the reasoning process of the Directors in making such determination, including with respect to “economies of scale” and “singular focus.”

Response:  The Funds have revised this disclosure to enhance the discussion on the reasons for the reorganization and why it is in the best interests of shareholders.

9.      Disclose whether the Asset Allocation Fund, the target, will rebalance before the consummation of the Acquisition. If so, disclose whether there will be any tax consequences of such rebalancing.

Response:  The Funds have revised this disclosure to indicate that the Funds will not rebalance prior to the reorganization.

10.   Given that only 53% of the portfolio of the Asset Allocation Fund was held by the Core Investment Fund on March 31, 2013, describe how the funds are similar nonetheless.

Response:  The Funds have revised this disclosure to clarify how the Funds are similar.

11.   Disclose whether the tax attributes of the Core Investment Fund, following the consummation of the Acquisition, will differ from those of the Asset Allocation Fund, prior to the consummation of the Acquisition.

Response:  The Funds have revised the disclosure as requested.

12.   Disclose whether, and how, if applicable, the holdings of the Core Investment Fund are expected to be adjusted following the consummation of the Acquisition.

Response:  The Funds have revised the disclosure as requested.

13.   Revise the Fee Table disclosure to (a) provide one Fee Table for each class of shares, (b) include columns for Asset Allocation Fund, Core Investment Fund and Pro Forma (c) and include a narrative disclosure explaining why the total expense ratio will decrease for retail class shares and increase for institutional class shares.

Response:  The Funds have revised the fee disclosure as requested. As revised, the total expense ratio will decrease for both classes.

14.   Disclose whether the tax-free status of the Acquisition is a condition precedent to the consummation of the Acquisition.

Response:  The Funds have revised the disclosure as requested.

15.   Include an undertaking to file a final form of the opinion of Foley & Lardner LLP regarding legality of issuance of shares following the consummation of the Acquisition.

Response:  The Funds have included this undertaking.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc:	Roger Peters (w/ enclosures) Leuthold Funds, Inc.